SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

April 23, 2004

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F     X          Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):____

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No     X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

EXPLANATORY NOTE

        Veolia Environnement (the “Company”) has published an information memorandum (note d’information) that was approved by the French Autorité des marchés financiers on April 14, 2004 under No. 04-278, relating to the Company’s share repurchase program. This Report on Form 6-K contains a free translation of the note d’information.

Translation – For Information Purposes Only

Information memorandum on the share repurchase program

to be authorized by the General Shareholders’ Meeting

of May 12, 2004

AMF
Pursuant to Article L. 621-8 of the French Financial and Monetary Code (Code Monétaire et Financier), the Autorité des marchés financiers ("AMF") approved this information memorandum under No. 04-278 on April 14, 2004, in accordance with the provisions of COB Regulation No. 98-02, as amended. This document was prepared by the issuer and is the responsibility of its signatory. This approval does not imply endorsement of the share repurchase program or verification of the accounting and financial information presented herein.

In accordance with COB Regulation No. 98-02 of September 6, 1998, as amended by Regulation Nos. 2000-06, 2003-02 and 2003-06, this information memorandum describes the objectives and procedures of Veolia Environnement’s new share repurchase program, which is expected to be authorized at the General Shareholders’ Meeting to be held on May 12, 2004, as well as the potential effects of the program on shareholders.

SUMMARY OF THE PROGRAM

•	VISA AMF: No. 04-278, dated April 14, 2004.
•	ISSUER: Veolia Environnement (the “Company”), a French société anonyme with capital of € 2,025,352,575, RCS (Registry of Commerce and Companies) registration number 403 210 032, and headquarters at 36/38 avenue Kléber, 75116 Paris, whose primary activities include environmental services and which is listed on the Premier Marché of Euronext Paris.
•	SHARE REPURCHASE PROGRAM:
- Type of securities: shares
-     Maximum authorized repurchase (percent of total capital): 10%
-     Maximum authorized global amount of program: €1.0 billion
-     Maximum purchase price per share: €32.50
-     Minimum sale price per share: €17.00
     Objectives (in decreasing order of priority):
-     purchases and sales according to market conditions,
-     stabilization of share price by intervening counter to market trends,
-     implementation of all stock option plans, as described in Articles L.225-177 et seq. of the French Commercial Code (Code de Commerce),
-     allocation of shares to employees and, as the case may be, to officers or directors under conditions provided by law, and in particular by Articles L.443-1 et. seq. of the French Labor Code (Code de Travail),
-     delivery of shares (as exchange, payment or otherwise) in connection with acquisitions pursuant to stock exchange rules,
-     delivery of shares upon exercise of securities giving rights, of any kind, to acquire shares,
-      implementation of a financial and asset management policy, including holding, selling, transferring or canceling all or part of repurchased shares (the cancellation of such shares being subject to the adoption of the Thirteenth Resolution by the General Shareholders’ Meeting to be held on May 12, 2004).
- Term of program: 18 months as from the General Shareholders' Meeting of May 12, 2004 (i.e., until November 12, 2005).

Veolia Environnement is a leading player in environmental services: water, waste management, transportation and energy services. The Company provides services in France and abroad to public authorities and industrial and commercial companies.

Company shares are registered for this offering on the Premier Marché of Euronext Paris. The Company’s ISIN code is FR 0000124141 – VIE.

The Company has not completed any market-making or liquidity agreements.

SUMMARY OF PREVIOUS PROGRAMS

The General Shareholders’ Meeting held on June 21, 2000, in accordance with both the draft and final prospectus for listing on the Premier Marché, as approved by the Commission des Opérations de Bourse under n° 00-1151 on June 24, 2000 and n° 00-1303 on July 19, 2000, respectively, authorized the Management Board to implement a share repurchase program.

Pursuant to this authorization, from July 20, 2000 to April 26, 2001, Veolia Environnement purchased 2,391,402 of its own shares on the market at an average price of € 42.28 and sold 991,872 shares.

The General Shareholders’ Meeting held on April 27, 2001 authorized the Management Board to implement a new share repurchase program, in accordance with the information memorandum approved by the Commission des Opérations de Bourse on March 14, 2001 under No. 01-226.

Pursuant to this authorization, from April 27, 2001 to April 3, 2002, Veolia Environnement purchased 3,885,581 of its own shares on the market at an average price of € 41.35 and sold 85,000 shares at an average price of € 38.

The General Shareholders’ Meeting held on April 25, 2002 authorized the Management Board to implement a new share repurchase program, in accordance with the information memorandum approved by the Commission des Opérations de Bourse on April 5, 2002 under No. 02-331.

Pursuant to this authorization, from April 26, 2002 to March 1, 2003, Veolia Environnement repurchased 3,897,846 shares on the market, representing 0.96% of the Company’s share capital as of December 31, 2002. This repurchase included 3,624,844 shares purchased from Vivendi Universal on December 24, 2002 pursuant to an agreement dated November 24, 2002, in the context of a sale by Vivendi Universal of its interest in Veolia Environnement. As a result of this transaction, Veolia Environnement has an option to purchase an equal number of shares, i.e. 3,624,844 shares, from Vivendi Universal that can be exercised at any time between December 24, 2002 and December 23, 2004 inclusive for a purchase price of € 26.50 per share, subject to customary adjustments for transactions affecting Veolia Environnement’s share capital.

The General Shareholders’ Meeting held on April 30, 2003 authorized the Management Board and, after April 30, 2003, the Board of Directors to implement a new share repurchase program, in accordance with the information memorandum approved by the Commission des Opérations de Bourse on April 9, 2003 under No. 03-246.

Summary of transactions effected by the Company in its shares between May 1, 20031 and March 1, 2004 (program approved by the COB under No. 03-246 on April 9, 2003)

Percentage of capital held by the Company as at March 1, 2004:	2.26%
Number of shares cancelled over the past 24 months:	0
Number of shares held in the portfolio as at March 1, 2004:	9,160,767
Accounting value (excluding provisions) of the portfolio as at March 1, 2004:	€ 298,931,283.65
Market value of the portfolio as at March 1, 2004[2]:	€ 220,133,231.01

1 Day following that on which the program was authorized by the General Shareholders' Meeting.
2 Based on the March 1, 2004 closing price of €24.03.

As part of the program approved by the General Shareholders’ Meeting held on April 30, 2003 (COB No. 03-246) and until March 1, 2004, transactions involving shares of the Company were as follows:

	Cumulative gross flows		Uncovered positions as at March 1, 2004
	Purchases	Sales/ Transfers	Uncovered purchases			Uncovered sales
Number of shares	403,863	390,008	Calls purchased	Puts sold	Forward purchases	Calls sold	Puts purchased	Forward sales
Average maximum			3,624,844*	0	0	595,000**	0	0
Average transaction price (€)	21	21
Average exercise price (€)	-	-	26.50***	na	na	22.50	na	na
Amounts (€)	8,305,508	8,038,290

* Purchase options from which the Company benefits following the share reclassification conducted by Vivendi Universal on November 24, 2002, which took effect on December 24, 2002 (cf. above). These options are exercisable at any time between December 24, 2002 and December 23, 2004 inclusive.

** These purchase options are exercisable on May 5, 2004 (cf. above).

*** Subject to customary adjustments for transactions affecting the share capital of Veolia Environnement.

The above share purchases and sales were conducted to realize three principal program objectives, namely:

-	buying and selling as warranted by market conditions;
-	stabilizing the share price by systematically intervening counter to market trends;
-	as part of an employee benefit plan, the Company sold 595,000 call options exercisable on May 5, 2004 to Natexis Banques Populaires, the plan manager. Each option carries the right to purchase one Veolia Environnement share at a price of € 22.50. In consideration, the Company has reserved an equal amount of shares to cover these options.

As at March 1, 2004, Veolia Environnement held a total of 9,160,767 shares, representing 2.26% of the Company’s share capital. At that date, no shares were held, directly or indirectly, by subsidiaries of Veolia Environnement. Of this total:

•	770,000 shares are reserved for the stock option plan implemented by the Management Board at its meeting of June 23, 2000. No option was exercised during the previous share repurchase program. These purchase options are exercisable from June 24, 2003;
•	4,747,518 shares resulting from stabilization transactions conducted before December 2002 were reclassified as “other capitalized shares” on December 11, 2002 by Veolia Environnement’s Management Board;
•	3,624,844 shares acquired from Vivendi Universal as part of the share reclassification conducted on November 24, 2002 and which took effect on December 24, 2002 were allocated to transactions aimed at group employees;
•	18,405 shares resulted from stabilization transactions.

I — Objectives of the share repurchase program and use of repurchased shares

In order to continue to effect transactions in its own shares, Veolia Environnement has decided to renew the share repurchase program approved by the General Shareholders’ Meeting held on April 30, 2003.

Currently, Veolia Environnement contemplates several possible uses for repurchased shares. In order of decreasing priority, these include:

•	buying and selling as warranted by market conditions,
•	stabilizing the market price of its shares by systematically intervening counter to market trends,
•	allocating stock options to officers, directors and employees of the Company and/or the group, pursuant to Articles L.225-177 et seq. of the French Commercial Code,
•	allocating shares to Company employees and, as the case may be, officers and directors, under conditions provided by law, and in particular in Articles L.443-1 et. seq. of the French Labor Code relating to employee savings plans
•	using the shares as payment, exchange or otherwise, particularly in connection with acquisitions, under applicable stock exchange rules, in order to minimize acquisition costs or generally improve transaction conditions by limiting their dilutive effect,
•	delivering shares to third parties upon exercise of options, warrants, exchangeable bonds or other instruments granting rights to our shares,
•	implementing a financial and asset management policy, including holding, selling, transferring or canceling all or part of repurchased shares (the cancellation of such shares being subject to the adoption of the Thirteenth Resolution by the General Shareholders’ Meeting to be held on May 12, 2004).

We note that, because Veolia Environnement’s strategy is to pursue development and growth, the Company does not currently foresee the cancellation of shares that it might hold.

II — Legal framework

The implementation of this program, pursuant to provisions in Articles L.225-209 et seq. of the French Commercial Code, is subject to approval of the following two resolutions at the General Shareholders’ Meeting to be held on May 12, 2004:

Ordinary General Meeting

“Sixth Resolution: Authorization for the Board of Directors to trade in the Company’s shares

The General Meeting, acting in accordance with the quorum and majority criteria required for ordinary general meetings, and having taken formal note of the report of the Board of Directors and the information memorandum approved by the Autorité des marchés financiers, authorizes the Board of Directors, in accordance with the provisions of Article L.225-209 et seq. of the French Commercial Code, to purchase or sell the Company’s shares to realize the following objectives, in decreasing order of priority:

•	purchases and sales depending on market conditions;
•	to support the market price of the Company's shares by systematic trading in the opposite direction to the market;
•	to implement any stock option plan of the Company in the context of the provisions of Article L. 225-177 et seq. of the French Commercial Code;
•	to allocate shares to employees and possibly to officers and directors to enable them to participate in the benefits of the Company's expansion and the implementation of any savings plan of the Company, under conditions provided for by law, in particular under Article L.443-1 et seq. of the French Labor Code;
•	to offer shares (as payment or in exchange, or otherwise), particularly in connection with acquisitions according to stock exchange regulations;
•	to issue shares upon exercise of the rights attached to securities entitled, as a result of redemption, conversion, exchange, presentation of a warrant or by any other means, to existing shares of the Company;
•	to implement a program to manage the Company’s assets and finances, including keeping said shares, selling them and generally transferring them as well as the possibility to cancel all or part of the securities so redeemed, subject to adoption by the Extraordinary General Meeting of the thirteenth resolution below and under the terms indicated therein.

Purchases of the Company’s shares may relate to a number of shares as follows:

•	the number of shares that the Company purchases during the share repurchase program does not exceed 10% of the shares included in the Company’s capital, i.e., for your information, as at December 31, 2003, 40,507,051 shares; and
•	the number of shares that the Company shall hold at any time whatsoever does not exceed 10% of the shares forming the Company’s share capital.

Shares may be sold, bought or transferred at any time (including during tender offer periods) and by any method, on the market or over-the-counter, including by block trades of securities (without limit to the proportion of the share repurchase program that may be carried out by this method), or through the use of options or other financial derivatives traded on a regulated market or over-the-counter or by issuing securities entitled by conversion, exchange, redemption, exercise of a warrant or otherwise to shares of the Company held by the Company.

The maximum purchase price of the shares under this resolution shall be EUR 32.5 per share (or the equivalent of such amount on the same date in any other currency), which maximum price shall apply only to acquisitions decided on from the date of this meeting and not to future transactions entered into pursuant to an authorization granted by a prior General Meeting that provide for acquisitions of shares after the date of this meeting.

The total amount allocated to the share repurchase program authorized above may not exceed EUR 1 billion.

This authorization replaces any prior authorization granted to the Board of Directors to trade in the Company’s shares, effective from this day and for the value of any unused portion of any prior authorization. It is granted for a period of eighteen months from this day.

The General Meeting grants the Board of Directors, in case of modification of the par value of the share, an increase in capital through incorporation of reserves, the granting of free shares, division or grouping of securities, distribution of reserves or any other assets, amortization of capital or any other equity transaction, the authority to adjust the aforementioned purchase or sale price in order to take into account the objective effect of such transactions on the share’s value.

The General Meeting grants all powers to the Board of Directors, including the ability to sub-delegate its powers under conditions of law, to decide upon and implement this authorization, to specify the terms thereof, if necessary, and to decide upon the conditions thereof with the right to sub-delegate under conditions of law the completion of the share repurchase program and, in particular, to make any stock exchange order, to enter into any agreement, with a view to maintaining share purchase and sale registers, to make all declarations to the Autorité des marchés financiers and any other authority that may take its place, to perform all formalities and, generally, to take all necessary actions.”

Extraordinary General Meeting

“Thirteenth Resolution: Authorization for the Board of Directors to decrease the share capital by cancellation of shares held by the Company
The General Meeting, acting in accordance with the quorum and majority criteria required for extraordinary general meetings, and having taken note of the report of the Board of Directors and the Auditors’ Special Report, authorizes the Board of Directors to decrease the share capital, on one or more occasions, in any proportion and at any time that it may decide, by cancellation of any quantity of shares held by the Company that it may decide within the limits established by the law, pursuant to the provisions of Articles L.225-209 et seq. of the French Commercial Code.

The maximum number of shares that may be cancelled by the Company pursuant to this authorization, during a period of twenty-four months, is ten percent (10%) of the shares forming the Company’s share capital; it being recalled that this limitation shall apply to the Company’s share capital as adjusted, if necessary, to reflect transactions affecting the share capital subsequent to this General Meeting.

This authorization replaces any prior authorization granted to the Board of Directors to decrease the Company’s share capital through cancellation of treasury shares, effective from this day and up to the amount of any unused portion of any prior authorization. It is granted for a period of twenty-six months from this day.

The General Meeting grants all powers to the Board of Directors, with an option to sub-delegate, to carry out the operation(s) of cancellation and decrease of capital that may be carried out pursuant to this authorization, and consequently to modify the articles of association and to perform all formalities.”

III — Procedures

1.      Maximum amount of capital that can be acquired and maximum amount payable by Veolia Environnement

These purchases will be made in compliance with legal and regulatory provisions, including the rules relating to trading by issuers in their own shares set forth in Regulation Nos. 90-04, 2000-6 and 2003-06 of the Commission des Opérations de Bourse.

Veolia Environnement may hold a maximum of 10% of its share capital, which amounts to 40,507,051 shares as of the date hereof. Based on the total number of shares held by Veolia Environnement as of March 1, 2004 (i.e., 9,160,767 shares, plus the 3,624,844 shares underlying the purchase options acquired from Vivendi Universal in December 2002, for a total of 12,785,611 shares), the maximum number of shares that may be repurchased pursuant to this program (assuming all purchase options have been exercised) is 27,721,440 shares, or 6.84% of share capital, excluding the cancellation of treasury shares. The maximum purchase price is € 32.50 per share and the minimum sale price is € 17.00 per share. As a result, Veolia Environnement may be liable for a total maximum purchase price of € 900,946,800 assuming a repurchase of 27,721,440 shares at the maximum purchase price.

The Company undertakes to remain within the limit of direct or indirect holdings of 10% of share capital at all times.

The maximum authorized global amount of the share repurchase program may not exceed € 1.0 billion.

For information, the amount of available reserves (including share capital premium and required reserves) accounted for as liabilities in the most recent annual financial statements was € 3,300,126,815 as of December 31, 2003. In compliance with applicable law, the program amount may not exceed the amount of such available reserves until the approval of the financial statements for close of the current fiscal year.

2.       Repurchase procedures and maximum portion of share capital that can be acquired through block trades

Shares may be bought or sold at any time (including during tender offer periods) within the limits permitted by stock exchange authorities, and by any means, in particular through block trades, stock options, combinations of derivative financial instruments or securities that provide rights to acquire shares, within the holding limit of 10% of share capital, or 40,507,051 shares as of this date. Veolia Environnement will aim not to increase share price volatility in the case where futures instruments are used.

Veolia Environnement reserves the right to complete the program by acquiring blocks of shares, except as regards the first two objectives described in Section I (Objectives of the share repurchase program and use of repurchased shares), i.e. purchases and sales according to market conditions and stabilization transactions.

 Any use of the repurchase program to finance acquisitions shall comply with COB Regulation No. 90-04, as amended.

3.        Information regarding derivatives

As part of its repurchase program, Veolia Environnement intends to use derivatives and options to optimize the value of its portfolio. The Company may therefore buy and sell calls or puts, enter into performance swaps or use any other derivative which it considers necessary and adequate.

These transactions are initiated by the group finance department, more precisely by the markets department. They are recorded in the valuation and ad-hoc control system. These valuations and controls are under the responsibility of the back-middle office department, in accordance with the task separation rules in force on the financial markets. Finally, the transactions are submitted for the authorization of group management. Such authorization specifies a limit on the amount of the transaction, and depends on the capacity for computerized management of the planned transaction, and on the existence of ad-hoc reporting allowing evaluation of the risk taken and income generated.

4.        Duration and calendar for the repurchase program

In accordance with Article L.225-209 of the French Commercial Code and the Sixth Resolution that will be submitted to the General Shareholders’ Meeting to be held on May 12, 2004, this repurchase program is effective for an 18-month period starting from the date of said Meeting (i.e., until November 12, 2005).

In accordance with Article L.225-209 of the French Commercial Code and the Thirteenth Resolution that will be submitted to the General Shareholders’ Meeting to be held on May 12, 2004, repurchased shares can only be cancelled up to a limit of 10% of share capital over a period of 24 months.

5.       Repurchase program financing

These acquisitions will be financed in part by Veolia Environnement’s net cash, which on December 31, 2003 totaled € 1,535,039,434, and, if market conditions allow, by any means of financing available to the Company, including issues of debt instruments or bonds and/or the use of bank credit lines. For information, shareholders’ equity amounted to € 9,408,020,940 and financial debt was € 11,111,225,288 as of December 31, 2003.

IV -   Factors used to evaluate the effect of the program on the financial position of Veolia Environnement

        The effect of the share repurchase program on Veolia Environnement’s financial statements was calculated, on an indicative basis, using the consolidated financial statements for the year ended December 31, 2003 and taking the following assumptions into consideration:

Average purchase price per share	€ 23.705 (1)
Treasury rate	4.31% (per year before tax)
Tax rate	35.43%
Percent of capital repurchased	1%

(1)	average opening share price during the twenty trading days preceding March 18, 2004

The following table summarizes the effect of the program on the financial position of Veolia Environnement:

	December 31, 2003	Repurchase of 1% of capital	Pro forma after repurchase	Percentage effect of repurchase
Group share of shareholders’ equity (millions of euros)	3,574.80	(98.69)	3,476.11	- 2.76%
Consolidated shareholders’ equity (millions of euros)	6,254.60	(98.69)	6,155.91	- 1.58%
Net debt (millions of euros)	11,804.30	98.69	11,902.99	+ 0.84%
Group net earnings (millions of euros)	(2,054.70)	(2.67)	(2,057.37)	- 0.13%
Weighted average number of shares outstanding(1)	400,322,945	(4,050,705)	396,272,240	- 1.01%
Earnings per share (euros)	(5.13)	(0.06)	(5.19)	- 1.17%
Weighted average number of shares outstanding, adjusted for dilution(2)	400,322,945	(4,050,705)	396,272,240	- 1.01%
Earnings per share (diluted) (euros)	(5.13)	(0.06)	(5.19)	- 1.17%

(1)     Calculated in accordance with opinion no. 27 (§ 6) of the Ordre des Experts Comptables (Professional Accountants Association), i.e. after the deduction of 4,747,518 repurchased shares charged as a reduction in consolidated capital.

(2)     In accordance with opinion no. 27 (§ 3) of the Ordre des Experts Comptable: when the income per share is negative, the shares may not be considered diluted.

V – Taxation

        Investors should note that the information contained in this information memorandum is only a summary of the applicable tax law pursuant to legislation effective as of the date hereof, specifically as set forth in the French Tax Code (Code Général des Impôts or CGI). Investors should consult with their own counsel in respect of their particular tax circumstances.

        Non-residents for tax purposes should comply with tax law applicable in their jurisdictions subject to the application of any tax treaties signed between France and their country of residence.

For Veolia Environnement

The repurchase of its shares by Veolia Environnement has no effect on its taxable income.

The revaluation of shares between the date of repurchase and that of their cancellation does not generate a gain for tax purposes. However, if Veolia Environnement does not cancel repurchased shares and resells or transfers such shares at prices that differ from their repurchase price, taxable income will be affected by the amount of realized gains or losses.

For Selling Shareholders

When share repurchases are made by a corporation pursuant to a repurchase plan (Articles L.225-209 to L.225-212 of the French Commercial Code), Article 112-6 of the CGI provides that the monetary sums or other value received by selling shareholders are subject to taxes on capital gains.

Gains realized by entities that are subject to corporate taxation are subject to professional capital gains taxes (Article 39 of the CGI) at rates of 19% or 33.3%, depending on the rate at which the seller is taxed (long- or short-term capital gains), in addition to corporate tax payments.

Gains realized by an individual in connection with management of his or her private assets are in principle subject to the regime described by Articles 150-OA to 150-OE of the CGI. According to this regime, capital gains are taxable at a rate of 16% (26% with corporate withholdings) if the annual overall amount of sales made exceeds € 15,000.

Gains realized by individuals not physically residing in France or domiciled outside France (without an establishment or fixed base in France that records the shares on its balance sheet) and who have not beneficially held more than a 25% interest in the Company at any time during the last five years immediately preceding the sale, directly or indirectly, individually or in the aggregate with family members, are not subject to taxation in France (Articles 164B.f and 244 bis B and C of the CGI).

VI — Veolia Environnement’s share capitalCurrent Share Capital

Veolia Environnement’s share capital amounted to 405,070,515 shares, par value € 5 per share, as of March 1, 2004.

Current breakdown of share capital and voting rights
To the best of Veolia Environnement’s knowledge, its share capital was held as follows as of December 31, 2003:

Shareholder (as of December 31, 2003)	Number of shares	Percentage of capital	Number of votes	Percentage of voting rights
Vivendi Universal
	82,486,072	20.36%	82,486,072	20.83%
Veolia Environnement *	9,195,942 **	2.27%	-	-
Caisse des Dépôts et Consignations	30,086,498	7.43%	30,086,498	7.60%
Groupama / GAN
	22,808,702	5.63%	22,808,702	5.76%
EDF	16,255,492	4.01%	16,255,492	4.11%
Groupe Société Générale	15,928,146	3.93%	15,928,146	4.02%
Groupe BNP Paribas	11,781,697	2.91%	11,781,697	2.98%
Public and other investors	216,527,966	53.45%	216,527,966	54.70%
Total	405,070,515	100%	395,874,573	100%

* In addition, Veolia Environnement holds options allowing it to acquire 3,624,844 of its own shares for a price of € 26.50 per share, subject to customary adjustments for transactions affecting its share capital; these options may be exercised at any time between December 24, 2002 and December 23, 2004 inclusive.

** The number of treasury shares as at March 1, 2004 was 9,160,767 (or 2.26% of share capital), which is slightly lower than the number on December 31, 2003, taking account of sales and transfers conducted in January and February 2004.

To the best of Veolia Environnement’s knowledge, there is no shareholders’ agreement relating to its shares other than that concluded as part of Vivendi Universal’s sale of its interest in the Company, published under CMF No. 203C0104 on January 27, 2003.

To the best of Veolia Environnement’s knowledge, each of the following shareholders directly or indirectly holds 5% or more of the share capital and voting rights:

-     Vivendi Universal,
-     Caisse des Depots et Consignations,
-     GROUPAMA / GAN.

Potential Dilution

On December 17, 2001, the Company issued 346,174,955 warrants for free to its shareholders at a rate of one warrant per share held. These warrants may be exercised at any time until March 8, 2006. Following the adjustment effected on August 2, 2002 to take account of the Company’s share capital increase on that date, which maintained preferential subscription rights, seven warrants now allow the holder to subscribe for 1.009 Company shares (par value € 5 per share) for a price of € 55. As of December 31, 2003, 99,526 of these warrants had been exercised, resulting in 14,218 new Veolia Environnement shares and a corresponding share capital increase of € 71,090.

Furthermore, a total of 13,112,105 shares may be issued by the exercise of warrants existing as at December 31, 2003 (after legal adjustments to take into account transactions affecting share capital). Of this total, after legal adjustments, 3,526,446 options are exercisable from February 9, 2004 (exercise price: € 41.25), 4,419,059 options are exercisable from January 29, 2006 (exercise price: € 37.25), and 5,166,600 options are exercisable from March 24, 2007 (exercise price: € 22.50). No options had been exercised as at March 1, 2004.

As at March 1, 2004, if all of the warrants in circulation as well as the 3,526,446 options mentioned above had been exercised, 53,410,747 new shares would have been issued, representing a dilution of 13.18% in case of exercise.

VII – Intentions of the Company’s controlling persons

To the knowledge of the Company, no shareholder has indicated to Veolia Environnement its intention to intervene in the context of the share repurchase program. VIII – Recent developments

On February 11, 2004, Veolia Environnement published its consolidated revenue for fiscal year 2003 in the Bulletin des Annonces Légales Obligatoires (BALO), which amounted to € 28.6 billion (excluding assets sold in 2002 and 2003).

The Company’s annual financial statements were included in a press release published on March 8, 2004. Consolidated net income amounted to a loss of € 2,055 million for fiscal year 2003.

IX — Person who takes responsibility for the information memorandum

To our knowledge, this information memorandum does not contain any untrue statements of fact or any omissions that would make any such statements misleading, and includes all information necessary for investors to evaluate Veolia Environnement’s share repurchase program.

CEO Henri Proglio

Internet Sites:

www.veoliaenvironnement.com (general information on the Veolia Environnement group)

www.veoliaenvironnement-finance.com (English-language site, financial information on the Veolia Environnement group)

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 23, 2004

VEOLIA ENVIRONNEMENT
By: /s/ Jérôme Contamine Name: Jérôme Contamine Title: Chief Financial Officer